UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-41631

Xiao-I Corporation

(Translation of registrant’s name into English)

5/F, Building 2, No. 2570 Hechuan Road
Minhang District, Shanghai, China 201101

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

On December 5, 2023, Xiao-I Corporation (the “Company”) dismissed Marcum Asia CPAs LLP (“Marcum Asia”) as the Company’s independent registered public accounting firm. On December 6, 2023, the Company appointed Assentsure PAC (“Assentsure”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023. The decision to change accountants was recommended by the Audit Committee of the Board of Directors (“Audit Committee”) and approved by both the Company's Board of Directors and Audit Committee.

During the fiscal years ended December 31, 2022 and 2021 and in the subsequent interim period through December 5, 2023, there were (i) no “disagreements” (as described under Item 16F(a)(1)(iv) of Form 20-F) between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia, would have caused Marcum Asia to make reference to the subject matter of such disagreements in its reports on the financial statements for such periods, and (ii) no “reportable events” (as defined under Item 16F(a)(1)(v) of Form 20-F) except that there were material weakness identified related to: (i) the Company’s lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of US Generally Accepted Accounting Principles (“US GAAP”) and reporting requirements set forth by the Securities and Exchange Commission (the “Commission”) to address complex US GAAP technical accounting issues, and to prepare and review consolidated financial statements and related disclosures in accordance with US GAAP and the Commission reporting requirements and (ii) the Company’s lack of internal file management procedures and effective recognition procedures to recognize revenue and costs timely.

Marcum Asia’s audit report on the Company’s consolidated financial statements for each of the fiscal years ended December 31, 2022 and 2021 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

The Company provided Marcum Asia with a copy of this Form 6-K prior to its submission to the Commission and requested that Marcum Asia furnish the Company with a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of Marcum Asia’s letter, dated December 8, 2023, is filed as Exhibit 16.1 to this Form 6-K.

During each of the fiscal years ended December 31, 2022 and 2021 and in the subsequent interim period through December 5, 2023, neither the Company nor anyone on behalf of the Company has consulted with Assentsure regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Assentsure concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues, (ii) any matter that was the subject of disagreement, or (iii) any reportable events.

EXHIBIT INDEX

Exhibit Number	Description of Document
16.1	Letter from Marcum Asia CPAs LLP to the Securities and Exchange Commission dated December 8, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2023	Xiao-I Corporation

	By:	/s/ Hui Yuan
		Name:	Hui Yuan
		Title:	Chief Executive Officer

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